Exhibit 99.1

Luxventure closed a Cross-Border Payment Agreement with Hainan New Generation Technology Co., Ltd. for Digital Payments

SHISHI, China, March 26, 2021 /PRNewswire/ -- KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China and the operator of Luxventure, a social media platform, announced today that through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, Luxventure closed a Cross-Border Payment Agreement (“Agreement”) with Hainan New Generation Technology Co., Ltd. (“HNGT”), a leading on-line payment operator. The Agreement was entered into on December 25, 2020 and the transaction closed on March 15, 2021.

Pursuant to the Agreement, Luxventure will cooperate with HNGT in connection with on-line payment for cross-border transactions. As part of the cooperation, Luxventure will be the first E-commerce cross-border merchandise operator from Hainan to test the digital Renminbi, the on-line currency issued by the Central Bank of China.

Ms. Sun Lei, Chief Executive Officer of the Company commented: “We are proud of this cooperation with HNGT. HNGT has an extremely strict criteria for cooperation and it took Luxventure almost three months to meet its qualifications. We are honored to be the first E-commerce cross-border merchandize operators from Hainan to test the digital RMB. Luxventure began full business operations a little more than 6 months ago. This is a true testament of our focus on Blockchain and its related applications. We look forward to working with HNGT and becoming a part of the digital payment revolution.”

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of i) designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. KBS Fashion Group is the operator of Luxventure, a social media platform. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE KBS Fashion Group Limited

Related Links

http://www.kbsfashion.com